Exhibit 1

Execution copy

SALE AND PURCHASE AGREEMENT

among

(1)              EMVELCO CORP. (former company name: EUROWEB INTERNATIONAL CORPORATION)

AS VENDOR

and

(2)              MARIVAUX INVESTMENTS LIMITED

(3)              FLEMINGHOUSE INVESTMENTS LIMITED

AS PURCHASERS

relating to

NAVIGATOR INFORMATIKA ÜZLETI SZOLGÁLTATÓ ÉS
KERESKEDELMI ZÁRTKÖRŰEN MŰKÖDŐ RÉSZVÉNYTÁRSASÁG

This SALE AND PURCHASE AGREEMENT is concluded by and among

1. EMVELCO CORP. (former company name: EUROWEB INTERNATIONAL CORP. business address: 468 North Camden Drive Suite 256(I) Beverly Hills, CA 90210, USA; IRS NUMBER: 133696015) (“Vendor”)

and

2. MARIVAUX INVESTMENTS LIMITED (registered seat: 256 Makarios Avenue, Eftapaton Court, CY3105 Limassol, Cyprus; Inc.no. HE 160815) (“Purchaser 1”); and

3. FLEMINGHOUSE INVESTMENTS LIMITED (registered seat: Chrysanthou Mylona 3, Limassol, PC. 3030 Cyprus; Inc.no. HE 146593) (“Purchaser 2”)

Purchasers 1 and Purchasers 2 will be referred to collectively as “Purchasers” and individually each as “Purchaser”; while the Vendor and the Purchasers will be referred to collectively as the “Parties” and individually each as a “Party”.

RECITALS

A.                                   WHEREAS, Navigator Informatika Üzleti Szolgáltató és Kereskedelmi Zártkörűen Működő Részvénytársaság (registered seat: H-1095 Budapest, Máriássy u. 5-7.; registration number: Cg.01-10-044621) (the “Company”) is engaged in the provision of business IT services. Navigator Informatika Kft. and Navigator Engineering Kft., the former subsidiaries of the Company (the “Merging Companies”) merged into the Company as of 17 October 2006, consequently the Company operates as the legal successor of the Merging Companies.

B.                                     WHEREAS, the Vendor is the owner of the 100% of the registered shares of the Company after having exercised the option right of Vendor vis-à-vis an individual shareholder, at the latest on the date of executing this Agreement relating to 1 piece of a registered ordinary share, with a nominal value of HUF 10.000 (ten thousand Hungarian forints) issued by the Company.

C.                                     WHEREAS, the Company and Commerzbank Zártkörűen Működő Részvénytársaság (registered seat: 1054 Budapest, Széchenyi rkp.8.; registration number: 01-10-042115) (“Commerzbank”) concluded a loan agreement for the value of HUF 201.250.000 (two hundred and one million two hundred and fifty thousand Hungarian forints) on 6 April 2005 (contract number: 2005/036) (the “Loan Agreement”). The Vendor concluded a share-deposit agreement, respectively, with Commerzbank in connection with the Loan Agreement (the “Share Deposit Agreement”), on the basis of which the Sale Shares (as defined below) are deposited with Commerzbank.

D.                                    WHEREAS, the Purchasers intend to buy, in accordance with the conditions set forth in this Agreement, all the shares in the Company at Closing. The Vendor intends to sell 100% of the shares in the Company to the Purchasers.

NOW IT IS HEREBY AGREED as follows:

ARTICLE I: DEFINITIONS; INTERPRETATION

1.1           Definitions     Wherever used in this Agreement or the Schedules hereto, unless the context otherwise requires, the following shall apply to the following terms, respectively, when said terms are used with an upper-case first letter.

“2006 Accounts” means the financial statements of the Company prepared for the period ended December 31, 2006, together with the unqualified auditors report thereon;

“Accounts” means the 2006 Accounts, the financial statement of the Company reflecting the Company’s business position as of the accounting date thereof, prepared for the period ended December 31, 2006, together with the unqualified auditors report thereon, and the Interim Account and the Final Merger Accounts;

“Affiliates” means two or more companies, one of which directly or indirectly owns at least 50% (fifty percent) of the share capital of the other company, or which are both owned directly or indirectly as to at least 50% (fifty percent) of their share capital by a third company.

“Agreed Encumbrances” means (i) the deposit (óvadék) on the basis of the share Deposit Agreement granted by the Vendor to Commerzbank over its shareholding interest in the Company in connection with the Company entering into the Loan Agreement, and (ii)a floating charge on all property owned by the Company granted to Commerzbank established in the maximum principal amount of HUF 380.000.000 (three hunderd and eighty million Hungarian forints).

“Agreement” means this Sale and Purchase Agreement and all schedules attached hereto, as the same may be amended or modified from time to time.

“Articles” means the Articles of Association of the Company as at the date hereof.

“Business Day” means a day other than a Saturday or Sunday or public holiday in Hungary or the United States of America.

“Closing” shall mean the occasion on which the Purchasers and the Vendor performs their respective obligations subject to Article V hereof and as contemplated by Section III hereof.

“Closing Date” means the date upon which the Closing occurs.

“Commerzbank” means Commerzbank Zártkörűen Működő Részvénytársaság (registered office: 1054 Budapest, Széchenyi rkp. 8.; registration number: Cg. 01-10-042115).

“Company” shall have the meaning as defined in Recital A hereof.

“Consideration for the Sale Shares” means the consideration to be paid by the Purchasers to the Vendor as consideration for the sale of the Sale Shares as set out in Section 2.1., in the ratio as indicated in Schedule 1.

“Consideration 1 for the Sale Shares” means altogether USD 3.200.000 (three million two hundred thousand United States dollars) to be paid by the Purchasers to the Vendor as consideration for the sale of the Sale Shares as set out in Section 2.1., in the ratio as indicated in Schedule 1.

“Consideration 2 for the Sale Shares” means the consideration to be calculated as follows:

Reference Price multiplied by the number of pieces of Transferable EMVELCO Shares (i.e. 622.531)

“Controlling Influence” means that the controlling entity directly or indirectly owns more than 50% of the share capital of the controlled company or is entitled to appoint more than 50% of the management of the controlled company.

“Data Room” means the room at the Company’s principal place of business that contained certain information and documents in connection with the Company reviewed by the Purchasers.

“EMVELCO Shares” shall mean outstanding and issued shares in EMVELCO Corp. of common stock par value USD 0,001 each, and “EMVELCO Share” means any one of the EMVELCO Shares.

“Final Merger Accounts” shall mean financial statements of the Company with the Merging Companies prepared for the period 17 October, 2006, together with the unqualified auditors report thereon

“Financial Information” means the financial information provided to the Purchasers, as set out in Shedule 3 hereto;

“Interim Account” means the unaudited financial statement of the Company for the twelve months period ended 31 December 2006; attached hereto as Shedule 3;

“Loan Agreement” shall have the meaning as defined in Recital C.

“Party” or “Parties” shall mean, collectively the Purchasers and the Vendor, and individually any one of them.

“Reference Price/1 Transferable EMVELCO Share” means the amount indicated in Schedule 1 of this Agreement, i.e. the closing market price on the NASDAQ National Market System per 1 Transferable EMVELCO Share applicable on the date of one Business Day prior to the date of the Closing.

“Sale Shares” shall mean the entire Share1 package and the Share2 package being purchased by the Purchasers from the Vendor pursuant to this Agreement and being all the issued registered capital of the Company.

“Share package” shall mean 9.000 pieces registered ordinary shares, each having a nominal value of HUF 10.000 (ten thousand Hungarian forints), representing 100% (one hundred per cent) of the issued registered capital of the Company, owned by Vendor, having the serial numbers 003501-012500, being sold to Purchasers;

“Share package 1” shall mean 4.590 pieces registered ordinary shares, each having a nominal value of HUF 10.000 (ten thousand Hungarian forints), representing 51% (fifty-one per cent) of the issued registered capital of the Company, owned by Vendor, having the serial numbers 003501-008090, being sold to Purchaser 1;

“Share package 2” shall mean 4.410 pieces registered ordinary shares, each having a nominal value of HUF 10.000 (ten thousand Hungarian forints), representing 49% (forty-nine per cent) of the issued registered capital of the Company, owned by Vendor, having the serial numbers 008091-012500, being sold to Purchaser 2;

“Transferable EMVELCO Shares” shall mean the EMVELCO Shares comprising the Transferable EMVELCO Shares 1 and Transferable EMVELCO Shares 2.

“Transferable EMVELCO Shares 1” shall mean 100.477 pieces of Transferable EMVELCO Shares held by Purchaser 1.

“Transferable EMVELCO Shares 2” shall mean 522.054 pieces of Transferable EMVELCO Shares held by Purchaser 2.

1.2        Singular/Plural; References     In this Agreement:

(a)           unless the context otherwise requires, words denoting the singular include the plural and vice versa, and words denoting persons include natural or juridical persons, corporations, partnerships and legal entities;

(b)           the terms “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to this Agreement; and any particular Article, Section, Clause or Paragraph of this Agreement followed by a number means and refers to the specified Article, Section, Clause or Paragraph of this Agreement.

ARTICLE II: THE TRANSACTION

2.1        Purchase and Sale of the Sale Shares.     Subject to the terms and conditions of this Agreement, Vendor hereby agrees to sell, transfer and deliver the Share package 1 to Purchaser 1 and the Share package 2 to Purchaser 2; and the Purchaser 1 agrees to purchase Share package 1 at the Closing; while Purchaser 2 agrees to purchase Share package 2 at the Closing. In consideration of the sale, transfer and delivery of the Sale Shares by the Vendor, the Purchaser 1 shall pay 51% of the Consideration for Share1 package and Purchaser 2 shall pay 49% of Consideration for Share2 package to the Vendor as set out below:

The Sale Shares endorsed to blank are deposited with Commerzbank (physically with MKB).

2.1.1              Purchaser 1 shall pay a part of Consideration 1 and Purchaser 2 shall pay the outstanding amount of Consideration 1 to Vendor, as calculated in Schedule 1, in cash by wire transfer, as set out in Section 3.2.1 below, at Closing; and

 2.1.2           Purchaser 1 shall pay a part of Consideration 2 calculated on the basis of the number of the Transferable EMVELCO Shares 1 while the outstanding amount of Consideration 2 shall be paid by Purchaser 2 calculated on the basis of the number of the Transferable EMVELCO Shares 2 to Vendor. The Parties agree that Consideration 2 shall be paid at Closing in Transferable EMVELCO shares, as calculated in accordance with Section 2.2.

The Consideration for the Sale Shares consists of two elements: Consideration 1 payable in cash, and Consideration 2 payable in Transferable EMVELCO Shares.

The Parties acknowledge that the Sale Shares are issued for the previous company name of the Company (AM-IT Informatikai Szolgáltató és Kereskedelmi Részvénytársaság) and the Sale Shares are deposited with Commerzbank endorsed blank.]

2.2        Calculation of the value of Transferable EMVELCO Shares.     The value of Transferable EMVELCO Shares shall be calculated based on the Reference Price; i.e. the Consideration 2 shall be equal to 622.531 pieces of Transferable EMVELCO Shares.

ARTICLE III: CLOSING

3.1        Closing Date, Place of the Closing     The Closing shall take place in 1138 Budapest, Hungary at Váci út 141., 4 (four) business days after all of the conditions precedent (set out in Article V. hereof) have been satisfied, or on such other date as the Parties may mutually agree.

3.2        Closing Matters     Subject to the terms and conditions of this Agreement:

3.2.1     at the Closing, the Purchaser 1 and Purchaser 2 shall pay to the Vendor the Consideration 1 in full by wire transfer of immediately available funds to the bank account of Vendor held at JPMorgan Chase Bank (600 Madison Avenue, New York, NY 10022 USA), account number 026094361365 SWIFT CHASUS33 (ABA routing number: 021-000-021)

provided that not later than 3 (three) Business Days preceding the Closing Date Vendor shall be entitled to designate alternative accounts for Consideration 1. Purchaser 1 and Purchaser 2 shall both present to Vendor a copy of each transfer instruction on the payment; and the receipt of which instruction shall be acknowledged by Vendor. Title to the Sale Shares shall pass if and when the irrevocable and unconditional transfer instruction on the payment of Consideration 1 certifying receipt by Commerzbank is presented to Vendor; who shall immediately issue a confirmation thereon to the Purchasers.

3.2.2     at the Closing, the Purchaser 1 and Purchaser 2 shall deliver stock certificates representing the EMVELCO Shares together with (i) an irrevocable medallion guaranteed stock power executed in blank, (ii) transfer instructions executed by Purchaser 1 and Purchaser 2 authorizing the transfer of the EMVELCO Shares and (iii) an executed resolution of both Purchaser 1 and Purchaser 2 authorizing the transfer of the EMVELCO Shares.

3.2.3     at the Closing, the Vendor shall

(a)        deliver to the Purchasers such resignations or recalls of members of the board of directors and supervisory board, and the auditors of the Company as the Purchasers shall request;

(b)        upon receipt of Consideration 1

(i)            obtain the release from Commerzbank of the Share Deposit; and present the related declarations of Commerzbank to Purchasers.

The Purchasers acknowledge that said declarations are conditional upon the title to the Sale Shares passing to the Purchasers when Vendor receives the Consideration 1 credited on its accounts; upon the occurrence of which Vendor shall immediately issue to the Purchasers, to Commerzbank and to Magyar Külkereskedelmi Bank Rt (“MKB”) a confirmation thereon.

(ii)           the Sale Shares shall not be physically delivered to the Purchasers. The Sale Shares endorsed to blank shall be deposited with Commerzbank (physically with MKB) and shall remain deposited therewith due to the loan obtained by the Purchasers for the acquisition.

Commerzbank shall have acknowledged the sale of the Sale Shares and instructed MKB to re-book the Sale Shares for the name of the Purchasers (on the condition of the title passing to the Purchasers, as referred to above). By the Vendor sending to Commerzbank its acknowledgement notice on receiving the irrevocable and unconditional transfer instruction on the payment of Consideration 1 certifying receipt by Commerzbank, thus, title to the Sale Shares passing to the Purchasers, the Sale Shares shall be deemed duly handed over and delivered to the Purchasers without any further action required to be done by the Parties.

3.2.4 Closing shall be deemed occurred and completed only if any and all actions listed under 3.2.1-3.2.3 have been completed.

3.2.5. Immediately following the delivery of the Sale Shares pursuant to Section 3.2.3, the Purchasers shall be registered in the share register of the Company as the owners of the Sale Shares.

ARTICLE IV: ACTIONS PRIOR TO CLOSING

4.1        Conduct of Business prior to Closing     In the period as from the signing this Agreement until Closing, the following shall apply:

(a)                                  the Vendor shall cause the Company to provide reasonable notice to the Purchasers of all significant transactions (having a value of at least HUF 10,000,000) in which the Company is involved;

(b)                                 the Vendor shall cause the Company to operate in the ordinary course in all material respects;

(c)                                  the Vendor shall not cause adverse change to the Company’s business;

(d)                                 the Parties agree that prior to the Closing; no payment of dividend shall take place.

4.2        Further Actions     Subject to the terms and conditions hereof, each of the Parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

ARTICLE V: CONDITIONS TO CLOSING

5.1        Condition to Obligations of the Parties     The respective obligations of the Parties hereto are subject to the satisfaction at or prior to Closing of the following conditions precedent:

(a)        the Purchasers shall have obtained the acquisition loan from Commerzbank pursuant to this Agreement;

(b)        the obtaining of the approval of Commerzbank to the change in the Company’s ownership and management structure pursuant to this Agreement;

(c)        the Company shall issue a declaration to the Purchasers certifying that as of the date of this Agreement neither Vendor nor any related companies of them has any outstanding accounts payable  vis-à-vis the Company which is overdue more than 60 days; in the form attached hereto as Schedule 2;

(d)        the Vendor shall have obtained the required authorization to execute, deliver and perform this Agreement and approval of the Board of Directors of Vendor for the sale of the Company to Purchaser 1 and Purchaser 2 in consideration of the Consideration for the Sale Shares;

(e)        Purchaser 1 and Purchaser 2 shall have obtained the required authorization to execute, deliver and perform this Agreement and approval of the Board of Directors approving the sale of the EMVELCO Shares;

(f)         the Vendor shall have been registered as 100% shareholder in the Book of Shares of the Company.

5.2        Actions Relating to the Closing Conditions     The Parties record that the acquisition of controlling interest over the Company by the Purchasers do not fall under the scope of section 24 of the Act LVII of 1996 on the Prohibition of Unfair and Restrictive Market Practices (concentration of undertakings being subject to authorization), therefore, authorization of the Office of Economic Competition is not required to effectuate the acquisition, i.e. to transfer the ownership rights relating to the Shares to the Purchaser.

The Purchasers shall use their best endeavours to obtain the acquisition loan from Commerzbank, the provision of which may not fail because of reasons attributable to the Purchasers and the Purchasers may not withdraw from applying to Commerzbank for receiving the acquisition loan.

The Parties will mutually co-operate as to obtaining of the approval of Commerzbank to the change in the ownership and management structure of the Company.

5.3        Notices     Each Party shall give prompt written notice to the other Parties of:

(a)        the occurrence of each event or action required as a condition set forth in Section 5.1; and

(b)        the occurrence of any event or action of which it becomes aware which may reasonably be anticipated to result in the non-satisfaction of any such condition by the Closing Date.

For the purpose of this Section 5.3, notice given by Vendor to one Purchaser shall be deemed to be notice given by Vendor to all Purchasers.

ARTICLE VI.       REPRESENTATIONS AND WARRANTIES

6.1        Representations and Warranties of the Vendor     The Vendor represents and warrants to the Purchasers severally as follows (unless the wording of the representations and warranties refer to a specific date, the following representations and warranties refer to both the date of the signing of this Agreement as well as the Closing Date):

(a)        Authorisation and Validity of the Agreement      The Vendor has the legal capacity, right, power and authority to execute, deliver and perform this Agreement and the other agreements and documents contemplated by this Agreement. The execution, delivery and performance by the Vendor of this Agreement and the consummation by them of the transactions contemplated hereby have been duly authorised by all necessary action on the part of the Vendor. This Agreement has been duly executed and delivered by the Vendor.

(b)        Capitalisation     The Sale Shares are the whole of the issued registered capital of the Company. There are no rights of first refusal, pre-emptive rights or other similar agreements (whether by the Vendor or otherwise) obligating the Company or any Vendor to offer any Sale Shares to any person and none of the Sale Shares were issued in violation of any pre-emptive or similar rights.

(c)        Sale Shares     The Sale Shares are validly issued, fully paid up and owned by and registered under the name of the Vendor in the Company’s Book of Shares; and the Vendor made all filings and reporting to the competent court of registration required in connection with the acquisition and holding of the Sale Shares. Upon the Closing the Sale Shares will be transferred to the Purchasers, free from all encumbrances, claims and litigation except for the Agreed Encumbrances and other encumbrances as Commerzbank and the Purchasers may agree.

(d)        Organisation of the Company     The Company is a company limited by shares established under the laws of the Republic of Hungary and is duly organized, validly existing and in good standing. There are no filings made with the Court of Registry or under procedure affecting the registered corporate data of the Company.

(e)        Taxation     To the best of the knowledge of the Vendor the Company and the Merging Companies have lawfully performed their obligations to file all relevant tax returns and to pay taxes and contributions.

(f)         Books     To the best of the knowledge of the Vendor (i) the Company and the Merging Companies have kept their books in accordance with the relevant legal rules and the Accounts and the Merging Companies’ respective financial statements present a true and fair view of the Company’s and the Merging Companies’ financial position in all material respects as of the date thereof and (ii) the Financial Information are true and fair in all material respects as of the date thereof.

6.2        Representations and Warranties of the Purchasers     The Purchasers represent and warrant to the Vendor as follows (unless the wording of the representations and warranties refer to a specific date, the following representations and warranties refer to both the date of the signing of this Agreement as well as the Closing Date):

(a)        Authorisation and Validity of the Agreement      The Purchasers have the legal capacity, right, power and authority to execute, deliver and perform this Agreement and the other agreements and documents contemplated by this Agreement. The execution, delivery and performance by the Purchasers of this Agreement and the consummation by the Purchasers of the transactions contemplated hereby have been duly authorised by all necessary action on the part of the Purchasers. This Agreement has been duly executed and delivered by the Purchasers.

(b)        Capitalisation     There are no rights of first refusal, pre-emptive rights or other similar agreements obligating the Purchasers or any other person to offer any Transferable EMVELCO Shares to any person and none of the Transferable EMVELCO Shares were issued in violation of any pre-emptive or similar rights.

(c)        Transferable EMVELCO Shares     Upon the Closing, the Purchasers are the lawful record and beneficial owner of all the EMVELCO Shares, free and clear of any liens, pledges, encumbrances, charges, claims or restrictions of any kind and have, or will have on the Closing Date, the absolute, unilateral right, power, authority and capacity to enter into and perform this Agreement without any other or further authorization, action or proceeding.  There are no authorized or outstanding subscriptions, options, warrants, calls, contracts, demands, commitments, convertible securities or other agreements or arrangements of any character or nature whatever that relate to the EMVELCO Shares under which the Purchasers are or may become obligated to issue, assign or transfer the EMVELCO Shares.  Upon the delivery to Vendor on the Closing Date of the certificates representing the EMVELCO Shares, Vendor will have good, legal, valid, marketable and indefeasible title to the EMVELCO Shares, free and clear of any liens, pledges, encumbrances, charges, agreements, options, claims or other arrangements or restrictions of any kind subject to the applicable law.

(d)        Organisation of the Company     The Purchasers are companies limited by shares established under the laws of Cyprus, respectively, and are duly organized, validly existing and in good standing.

6.3        Indemnification by the Vendor     Subject to the limitations set forth below, the Vendor agrees to indemnify the Purchasers against any and all losses which the Purchasers may sustain which arise out of or result from a breach of any of the representations, warranties, covenants or agreements of the Vendor contained in this Agreement.

The Vendor shall not be under any obligation to indemnify or recompense the Purchasers for any contingent or other such losses of a similar nature (unless and to the extent that such losses become realized) and the Purchasers hereby unconditionally waive any claim therefor.

6.4        Indemnification by the Purchasers     Subject to the limitations set forth below, the Purchasers agree to indemnify the Vendor against any and all losses which the Vendor may sustain which arise out of or result from a breach of any of the representations, warranties, covenants or agreements of the Purchasers contained in this Agreement.

The liability of the Purchasers for any breach of any of the obligations, representations, warranties, covenants or agreements of any of the Purchasers contained in this Agreement shall be joint and several.

The Purchasers shall not be under any obligation to indemnify or recompense the Vendor for any contingent or other such losses of a similar nature (unless and to the extent that such losses become realized) and the Vendor hereby unconditionally waives any claim therefor.

6.5        Conduct of Litigation

(a)        Subject to the limitations set forth in Section 6.6 hereof, whenever a claim for indemnification shall arise under this Article VI, the Party (or Parties) seeking indemnification (the “Indemnified Party”) shall notify, in writing, the Party (or Parties) from whom indemnification is sought (the “Indemnifying Party”) of such claim, together with an estimate of the amount of such claim in reasonable detail, and, as soon as known, the facts constituting the basis for such claim. The Indemnified Party shall be under a duty to take commercially reasonable efforts to mitigate the losses relating to any such claim, and any losses incurred in such commercially reasonable mitigation efforts shall constitute losses for purposes of this Article VI.

(b)        Without limiting the generality of Section 6.5 (a) hereof, in the event of a claim for indemnification hereunder resulting from or in connection with any claim or legal proceeding by a third party (a “Third Party Claim”), the Indemnified Party shall give notice to the Indemnifying Party no later than 20 (twenty) Business Days prior to the time any response to an asserted Third Party Claim is required. The Indemnified Party (or the Company as the case may be) shall not make admission of liability, agreement, settlement or compromise without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld. The Indemnifying Party may assume the defence of any Third Party Claim, provided, however, that no settlement shall be made without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld. If an Indemnifying Party assumes the defence of any such Third Party Claim or related legal proceeding, the Indemnifying Party shall be entitled to select counsel and take all steps necessary in the settlement or defence thereof; provided, however, that the Indemnified Party may, at its own expense, participate in any such proceeding with the counsel of its choice. If the Vendor as Indemnifying Party assumes the defence of any Third Party Claim, the Purchasers shall, and shall cause the Company to, provide such Vendor such access to persons and information as it may reasonably request in the defence of such Third Party Claim.

(c)        In the case of any claim that is not a Third Party Claim, the Indemnifying Party shall have 30 (thirty) Business Days within which it may respond to a notice of a claim for indemnification given by an Indemnified Party pursuant to Section 6.5(a) hereof. If such claim is not contested, then the Indemnifying Party shall as soon as practicable proceed to take whatever action is required to carry out its indemnification obligations.

6.6           Limitations on Indemnification

(a)           The Vendor total liability in respect of all claims under the warranties and representations is limited to 10% (ten per cent) of the Consideration for the Sale Shares.

(b)           The Vendor is not liable in respect of a claim under the warranties and representations unless and until liability determined in respect of any such claim, when aggregated with any other amount or amounts of liability determined in respect of other claims under the warranties and representations exceeds 2% (two per cent) of the Consideration for the Sale Shares (excluding interest, costs, etc.) in which event all the claims under the warranties and representations will be recoverable hereunder including those within the 2 % threshold, provided that the other limitations contained in Section 6.6 hereof will remain unaffected.

(c)           The Vendor is not liable in respect of a claim under the warranties and representations unless and until liability determined in respect of any such claim exceeds 0,2% (zero pint two per cent) of the Consideration for the Sale Shares (excluding interest, costs, etc.).

(d)           The Vendor is not liable for a claim under the warranties and representations unless the Purchasers have given the Vendor notice of the claim setting out full particulars of the grounds on which such claim is based on or before the end of the 9th calendar month following the date of the Closing.

(e)           The Vendor shall not be liable under this Agreement in respect of any claim to the extent that a provision or reserve is made in the Accounts for the matter giving rise to the claim.

(f)            The Purchasers shall not be entitled to recover damages or otherwise obtain reimbursement or restitution more than once in respect of any individual breach of the warranties and representations where the Purchasers would thereby reap a windfall. In particular, the Vendor shall not be liable in respect of any claim (i) to the extent that any losses arising from such claim are covered by a policy of insurance in force on the date of Closing or would have been so covered had such policy of insurance been maintained beyond Closing; or (ii) for any losses suffered by the Purchasers or the Company to the extent of any actual monetary savings realized by the Purchasers or the Company directly corresponding to such losses.

(g)           The Vendor shall not be liable under this Agreement for any losses to the extent that such losses arise out of or result from:

(i)            any act taken by the Company after the Closing other than acts taken for the purpose of mitigating losses;

(ii)           any change in accounting or taxation policy, bases or practice of the Company introduced after the Closing.

ARTICLE VII: SUPPLY OF INFORMATION

7.1        The Purchasers acknowledge that the Data Room and any other written, visual or oral information made available to the Purchasers or their advisers in connection with its or their investigation of the Company and the purchase of the Sale Shares (altogether the “Information”) is not necessarily complete nor sufficient to enable them to decide whether or not to purchase the Sale Shares but the Purchasers have made such investigations as it believes necessary in order to purchase the Sale Shares.

7.2        Without prejudice to the generality of Sections 7.1, the Purchasers acknowledge that all Information speaks as of the date of the document in which it is contained or the date on which it was otherwise given.

ARTICLE VIII: TERMINATION

8.1        General     This Agreement may be terminated or rescinded only prior to the Closing, under the following circumstances:

(a)        by mutual consent of the Purchasers and the Vendor; or

(b)        by any of the Parties if Commerzbank explicitly rejects in writing  its approval to the change of the Company’s ownership and management structure pursuant to this Agreement.

8.2        Procedure Upon Termination     In the event of the termination of this Agreement pursuant to Section 8.1 by a Party hereto, written notice thereof specifying the cause of such termination shall promptly be given to each of the other Parties hereto and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any of the Parties hereto. Notwithstanding anything to the contrary in this Article VIII, the termination of this Agreement shall not release any Party hereto from any obligations or damages attributable to a breach of such Party’s representations, warranties, obligations or covenants prior to the termination of this Agreement.

8.3        Survival of Certain Provisions     Notwithstanding Section 8.2 hereof, the respective obligations of the Parties hereto pursuant to Sections 10.1 to 10.3, 10.8, 10.10 and 10.12 shall survive any termination of this Agreement.

ARTICLE IX: POST CLOSING OBLIGATIONS

9.1        Claims Against Officers      The Purchasers hereby irrevocably agree that they will not and will cause the Company not to commence any legal action or pursue any claim (other than claims for damages caused wilfully or with gross negligence) against members of the board of directors and supervisory board of the Company in office at any time between the date of execution of this Agreement and the Closing Date with respect to their activities performed for the Company prior to the Closing as members of the board of directors or as supervisory board members. This will not have an impact on the liability in accordance with the rules and limitations contained in the Labour Code of the employees of the Company including those who have been also members of the board of directors for any damages caused for the Company, which liability will remain unaffected.

9.2           Covenants Not to Compete     Unless acting with the Purchasers’ prior written consent, neither the Vendor or any entity over which a Vendor has Controlling Influence will

(a)               divert from the Company any business conducted in Hungary existing as at Closing;

(b)               request or advise any present or future customer of the Company to withdraw, curtail or cancel its business dealings with the Company;

(c)               directly or indirectly solicit or encourage any employee of the Company working in the business IT services business to leave the employment of the Company; or

(d)               actively solicit or encourage any consultant under contract with the Company to cease work with the Company.

The obligations under subparagraphs (a) and (b) shall apply for the period of three (3) years immediately following the Closing, while the obligations under subparagraphs (c) and (d) shall apply for the period of one (1) year immediately following the Closing.

9.3           Filings Pursuant to Securities Exchange Act of 1934     Vendor acknowledges that Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, oblige holders of shares of a registered class of securities to make certain filings once the interests of such holders reach specified thresholds and that such filing requirements may apply to Vendor upon the acquisition of the Transferable EMVELCO Shares.

9.4           December 31, 2006 Audit.     The Purchasers acknowledge that the Company will provide the necessary financials statements according to the Hungarian accounting rules (Profit and Loss statements, Balance Sheet and other requested items) for the Vendor to fulfil the Vendor’s USGAAP based financial reporting requirements of the fiscal year ended December 31, 2006 to be filed with the Securities and Exchange Commission. The audit process will be carried out at the offices of the Company by Deloitte Hungary within the framework of the signed audit contract for the year of 2006. The Vendor has the right to require and receive financial information (including reports and general ledgers) about December 31, 2006 financials statements through February 28, 2007.

ARTICLE X: MISCELLANEOUS

10.1         Fees and expenses     Whether or not the transactions contemplated hereby are consummated, each of the Parties hereto shall pay its own fees and expenses incident to the negotiation, preparation and execution of this Agreement and through Closing, including attorneys’, accountants and other advisors’ fees and the fees and expenses of any broker, finder or agent retained by such Party in connection with the transactions contemplated by this Agreement. Notwithstanding the foregoing, the Purchasers shall be responsible for any procedure, professional or other fees and expenses related to any filings and reporting to be made with any US authorities or other bodies or otherwise accruing in connection with the US legal implications of this Agreement and the transactions contemplated hereby.

10.2      Arbitration     Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Rules of the Permanent Arbitration Court attached to the Hungarian Chamber of Commerce and Industry. The place of arbitration shall be Budapest, the number of arbitrators shall be three (3) and the language to be used in the arbitral proceedings shall be English.

10.3      Notices     Any notice, request, demand, waiver or other communication to be given or made under this Agreement to the Parties shall be in writing. Except as otherwise provided in this Agreement, such notice, request, demand, waiver or other communication shall be deemed to have been duly given or made to the Party to which it is required or permitted to be given or made at such Party’s address specified below or at such other address as such Party shall have designated by notice to the Party making such notice, request, demand, waiver or other communication, if hand-delivered, on the date of such delivery, if sent by certified or registered mail, on the date of receipt specified in any return receipt, if sent by telex or telefax or other similar form of telecommunications (with receipt confirmed) on the next working day following such transmission.

(a)            If to the Vendor:

EMVELCO Corp.

Address: c/o Robin Ann Gorelick

Law Offices of Gorelick & Associates

468 North Camden Drive

Suite 244

Beverly Hills , CA 90210

or

c/o. Navigator Informatika Zrt.

1095 Budapest, Máriássy u. 5-7.

Fax: +1 310 559-5584 or +36-1-452-3751

Attention: Yossi Attia

(b)           If to Purchaser 1:

Attention: Ferber Ferenc

Address: 1134 Budapest, Kassák Lajos u. 58-60.

Fax: +36-1-450-5331

If to Purchaser 2:

Attention: Gyula Gansperger

Address: c/o. Wallis Zrt. 1138 Budapest, Váci út 141.

Fax: +36-1-451-4981

or to such other persons, addresses and fax numbers as a Party shall specify as to itself by notice in writing to the other Parties.

10.4      Entire Agreement     This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.

10.5      Assignment     None of the rights and obligations under this Agreement shall be assignable by any of the Parties hereto without the prior written consent of the other Parties, except that any of the Parties may, without such consent, assign its rights hereunder to any of its Affiliates or successors thereof.

10.6      Amendment and Modification     This Agreement may be amended, modified and supplemented only by a written instrument authorised and executed on behalf of each of the Parties.

10.7      Public Announcements     Within 3 (three) Business Days following the date hereof the Parties shall enter into bona fide negotiations and will, without delay, mutually agree on the principles of making public disclosure in respect of this Agreement. None of the Purchasers or the Vendor shall, unless fully in compliance with such principles, make or issue, or cause to be made or issued, any public disclosure, announcement or written statement concerning this Agreement or the transactions contemplated hereby without the prior consent of the other Parties.

10.8      Language     This Agreement has been executed in the English language, which shall be the binding and controlling language for all matters relating to the meaning or interpretation of this Agreement.

10.9      Counterparts     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same instrument.

10.10    Applicable Law     This Agreement shall be governed by and construed in accordance with the laws of the Republic of Hungary without regard to the conflict of laws principles thereof, provided, however, that provisions specifically referencing the laws of the United States, any actions to be taken pursuant to or in compliance with such laws shall be construed in accordance with US laws and matters relating to the legal authority or capacity of Purchasers, the issuance and nature of EMVELCO Shares, the rights of holders of EMVELCO Shares shall be construed in accordance with the laws of the State of Delaware.

10.11       Severability     The provisions of this Agreement will be deemed severable, and if any part of any provision is held to be illegal, void or unenforceable in its entirety or partially or as to any Party, for any reason, such provision may be changed by the applicable arbitration tribunal or court of competent jurisdiction, consistent with the intent of the Parties hereto, to the extent reasonably necessary to make the provision, as so changed, legal, valid, binding, and enforceable.  If any provision of this Agreement is held to be illegal, void, or unenforceable in its entirety or partially or as to any Party, for any reason, and if such provision cannot be changed consistent with the intent of the Parties hereto to make it fully legal, valid, binding, and enforceable, then such provisions will be stricken from this Agreement, and the remaining provisions of this Agreement will not in any way be affected or impaired, but will remain in full force and effect.

10.12.      Confidentiality     Except as permitted or contemplated by Section 10.7 hereof, each of the Parties undertakes to keep any and all information relating to this Agreement confidential and not to divulge or disclose such information to any third party without the prior express written consent of the other Parties to this Agreement. This will not limit any of the Parties to provide information on this Agreement to the extent reasonably necessary to its Affiliates.

10.13.      Effective Date     After having executed this Agreement by all Parties, this Agreement enters into effect on the latest date of execution as indicated below.

Schedules:

Schedule 1:                            Consideration payable by Purchasers

Schedule 2:                            Form of Declaration of the Company

Schedule 3:                            Y2006 December, Interim Account

Schedule 4:                            Financial Information

•                  Y2006 Final Audited Merger Balance Sheets and Final Merger Inventories and Comfort Letter

•                  Y2006 Forecast Profit and Loss

•                  Y2006 Forecast Cash Flow

•                  Y2007 Preliminary Financial Plan

•                  31 December 2006 General Ledger

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as set forth herein, on the day and year written below.

EMVELCO CORP.

Name (print): Yossi Attia

Signature:                                   /s/ Yossi Attia

Dated:

Marivaux Investments Limited:

Name (print): Ferenc Ferber

Signature:     /s/ Ferenc Ferber

Dated: Budapest, 16 February 2007

Fleminghouse Investments Limited:

Name (print): Gyula Gansperger and Domonkos Kovács

Signature:     /s/ Gyula Gansperger /s/ Domonkos Kovács

Dated: Budapest, 16 February 2007